Exhibit 99.1

ALLOT COMMUNICATIONS LTD. (the "Company")
Notice of Annual Meeting of Shareholders of the Company

The Company is pleased to announce the Annual Meeting of shareholders of the Company, which will take place on September 6, 2018, at 2:30 p.m. Israel time at the offices of the Company, at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon Israel (the "Meeting").
The following items are on the agenda of the Meeting:

1.     To approve an amendment to the Company’s Memorandum and Articles of Association to provide for the change in the Company’s English name to Allot Ltd. and its Hebrew name to אלוט בע"מ or such name as the Chairman of the Board of Directors of the Company (the “Board”) shall determine  that contains the word Allot or in Hebrew, אלוט.

2.     To approve an amendment to the Company’s Articles of Association, effective immediately upon the approval of this Proposal 2, to provide for the elimination of the different classes of members of the Board of Directors of the Company, so that after completion of their current term, the term of each director who is elected or reelected at or after the Annual Meeting (other than Outside Directors, who shall continue to serve for fixed three-year terms in accordance with the Israel Companies Law, 5759-1999, as amended (the “Israel Companies Law”)) shall be one (1) year.

3.     To elect Manuel Echanove as a Class III director to serve until the 2021 annual meeting of shareholders (or, if Proposal 2 is approved, to serve until the 2019 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

4.     Subject to the approval of Proposal 3, to approve the equity compensation payable to Manuel Echanove.

5.     To reelect Yigal Jacoby as a Class III director and Chairman of the Board, to serve until the 2021 annual meeting of shareholders (or, if Proposal 2 is approved, to serve until the 2019 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

6.     To reelect Nurit Benjamini as an Outside Director (as defined in the Israel Companies Law) of the Company, to serve for a term of three years commencing as of the end of her current term, or until her office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

7.     To approve a one-time grant of 40,000 RSUs and options to purchase 60,000 ordinary shares of the Company to Erez Antebi, the Company’s Chief Executive Officer.

8.     To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

9.     To report on the business of the Company for the fiscal year ended December 31, 2017, including a review of the fiscal 2017 financial statements.

10.   To act upon any other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

The date for determining the right of all the shareholders to vote at the meeting is July 31, 2018.  The last date for submitting proposals for consideration at the Annual Meeting is August 13, 2018. The last date for submitting a statement of position is August 27, 2018. The last date for submitting a proxy card is September 5, 2018, at 2:30 p.m. Israel time. Each shareholder is required to provide proof of ownership of the Company’s shares in order to vote his shares in the Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting. Each shareholder is entitled to vote via the electronic voting system for shareholder meetings of publicly-listed Israeli companies via its MAGNA online platform. Voting  via  the electronic voting system for shareholder meetings of publicly-listed Israeli companies via its MAGNA online platform must be completed no later than six hours before the time fixed for the Annual Meeting. To receive more information regarding the Meeting and the agenda items, see the Immediate Report on the matter of calling the Annual Meeting and the Proxy Statement, as it will be published by the Company on the Magna distribution site www.magna.isa.gov.il and the website of the Tel Aviv Stock Exchange www.maya.tase.co.il.